SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934


                            Waban, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                           929394104
                         (CUSIP Number)



     Check the following box if a fee is being paid with this statement [xx]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                (Continued on following page(s))

                       Page 1 of  5  Pages

________________________                _________________________

CUSIP NO. 929394104           13G        Page  2  of  5  Pages
________________________                _________________________

_________________________________________________________________
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person


     David J. Greene and Company
_________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                       (a) [  ]
                                                    (b) [xx]
_________________________________________________________________
3    SEC Use Only

_________________________________________________________________
4    Citizenship or Place of Organization


     New York
_________________________________________________________________
              5    Sole Voting Power

  Number of
                              115,000 shares
   Shares     ___________________________________________________
              6    Shared Voting Power
Beneficially

  Owned By                    1,314,100 shares
              ___________________________________________________

   Each        7    Sole Dispositive Power

 Reporting
                              115,000 shares
  Person      ___________________________________________________
              8    Shared Dispositive Power
   With

                              1,974,027 shares
_________________________________________________________________
9    Aggregate Amount Beneficially Owned By Each Reporting Person

                              2,089,027 shares
_________________________________________________________________
10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*
                                                            [  ]
_________________________________________________________________
11   Percent of Class Represented By Amount in Row 9

     6.31%
_________________________________________________________________
12   Type of Reporting Person*

     Broker-dealer/Investment Adviser (BD/IA/PN)
_________________________________________________________________
             *SEE INSTRUCTION BEFORE FILLING OUT!

The filing of this statement shall not be construed as an admission that David J. Greene and Company is the beneficial owner of the securities covered by such statement.

Item 1.  (a)   Name of Issuer.

               Waban, Inc.

Item 1.  (b)   Address of Issuer.

               One Mercer Road
               P.O. Box 9600
               Natick, MA  01760

Item 2.  (a)   Name of Person Filing.

               David J. Greene and Company

Item 2.  (b)   Address of Principal Business Office.

               599 Lexington Avenue, New York, NY  10022

Item 2.  (c)   Place of Organization.

               New York

Item 2.  (d)   Title of Class of Securities.

               Common Stock, $.01 Par Value

Item 2.  (e)   CUSIP Number.

               929394104

Item 3.  (a)   David J. Greene and Company is a broker-dealer
               registered under Section 15 of the Act.

         (b) David J. Greene and Company is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         (a)   Amount Beneficially Owned:  2,089,027 shares

         (b)   Percent of Class:  6.31%

         (c)   Number of shares as to which such person has:

               (i)  Sole power to vote:           115,000 shares


              (ii)  Shared power to vote:         1,314,100 shares


             (iii)  Sole power to dispose of or to direct the
                    disposition of:            115,000 shares


              (iv)  Shared power to dispose or to direct the
                    disposition of:         1,974,027 shares


Item 5.   Ownership of Five Percent of Less of a Class.

          Reporting person has not ceased to be the beneficial owner of more than five percent of the securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent
          Holding Company.

          Not applicable.




Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:  2/08/94      Signature:   E. Stephen Walsh
          as of
                 12/31/93

                              Name/Title:  E. Stephen Walsh
                                    General Partner and
                                   Director of Compliance